Nasdaq Regulation

Nasdaq

Lisa Roberts

Vice President

Listing Qualifications

July 7, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 2, 2021 The Nasdaq Stock Market (the "Exchange") received from AgriForce Growing Systems, Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common shares, no par value per share

Series A Warrants to purchase one common share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts